AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF GENOEMOTE LLC

This Operating Agreement (this "Agreement") is made as of January 1, 2022, by and among Alexandrea Day, Michael Lauder, Ed Krow, LLC, Mark Audino, Cary Falk, Tom Hunden, Adrian Bubela, Vikas Dhar, John Huffman, Rosette Mansour, Andy Parratt, Joel Peddle and any person or entity admitted as an additional Member as provided herein (each a "Member," and collectively, the "Members") and GenoEmote LLC (the "Company"), with reference to the following facts.

A. The Certificate of Formation (the "Certificate of Formation") for the Company was filed on October 27, 2021 with the Washington Secretary of State.

B. The Members desire to adopt and approve an amended and restated limited liability operating agreement for the Company under the Washington Limited Liability Company Act (Wash. Rev. Code Ann. Title 25, Ch. 25.15 et seq.) (the "Act").

NOW, THEREFORE, the Members by this Agreement set forth the limited liability company agreement for the Company upon the terms and subject to the condition of this Agreement.

Article I. ORGANIZATIONAL MATTERS.

I.1. **Name.** The name of the Company is "GenoEmote LLC." The Company may conduct business under that name or any other name approved by the Members.

I.2. **Term.** The term of the Company commenced as of the date of the filling of the Certificate of Formation and shall continue indefinitely, unless sooner terminated under Section 9.1.

I.3. **Office and Agent.** The Company shall continuously maintain a registered agent in the State of Washington as required by the Act. The principal office of the Company shall be at 5407 Lakemont Blvd SE, #223, Bellevue, WA 98006, or such location as the Members may determine. The registered agent shall be as stated in the Certificate of Formation or as otherwise determined by the Members.

I.4. **Business of the Company.** The Company may transact or engage in any business that may be conducted in limited liability company form and engage in such other activities relating to or incidental as are reasonable in the opinion of the Members to further such business.

Article II. CAPITAL CONTRIBUTIONS.

II.1. **Capital Contributions.** The initial Members shall contribute, in cash or services, to the capital of the Company as shown on Exhibit A attached hereto in an exchange for Units representing an interest in the Company (a "Membership Interest"). A Membership Interest in the Company shall represent a Member's overall interest as a Member of the Company, including, to the extent applicable, the Member's interest in Net Profits, Net Loss, rights to vote or participate in the management of the Company and rights to

information concerning the business and affairs of the Company and any obligations of a Member, in each case, as provided in this Agreement. Additional contributions to the capital of the Company shall be made only with the unanimous consent of the Members. Except as provided in this Agreement, no Member may withdraw his or her capital contribution.

II.2. **Units.** The Membership Interests of the Members shall be represented by issued and outstanding Units. The Company is hereby authorized to issue up to 750,000 Units, which shall be Common Units of the Company (the “Units”). Common Units are issued and outstanding to the Members in the amounts set forth opposite each Member’s name on Exhibit A attached hereto. Units are not required to be certificated. Upon the issuance or authorized transfer of Units, Exhibit A shall be appropriately amended.

II.3. **Percentage Interests.** The percentage of Membership Interests held by each Member in the Company (a "Percentage Interest") shall be as set forth opposite the Member's name on Exhibit A attached hereto. If additional Members are admitted to the Company or any other transaction or change in circumstance causes a change in the Members' Percentage Interests, Exhibit A shall be appropriately amended to reflect the then Percentage Interests of the Members.

II.4. **Capital Accounts.** The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account in accordance with the federal income tax accounting principles prescribed in Treasury Regulation §1.704-1(b)(2). Upon a valid transfer of a Member's interest in the Company ("Membership Interest"), such Member's Capital Account shall carry over to the new owner.

II.5. **No Interest.** The Company shall not pay any interest on capital contributions.

Article III. MEMBERS.

III.1. **Admission of Additional Members.** Additional Members may only be admitted: (a) with the approval of the Manager(s) and a majority vote of the Members of the Company; and (b) if such proposed Additional Member has executed a counterpart signature page to this Agreement and agreed to be bound hereby. Prior to the admission of any Additional Member, the Manager(s) shall consider whether the offer or sale of percentage interests to such Additional Member will implicate federal and/or state securities laws, including whether the offer or sale constitutes an offering or sale of “securities,” and, if so, whether there are any registration or filing requirements that apply by reason of the offer or sale. Additional Members will participate in the management, "Net Profits," "Net Losses" (as such terms are defined in Section 5.1), and distributions of the Company on such terms as are determined by the Members. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution.

III.2. **Withdrawals or Resignations.** No Member may withdraw, retire or resign from the Company except as provided for in this Agreement.

III.3. **Payments to Members.** The Company shall reimburse the Members and their Affiliates

to the extent approved by the Members for (i) organizational expenses (including, without

limitation, legal and accounting fees and costs) incurred on behalf of the Company, including but not limited to the preparation of the Certificate of Formation and this Agreement, and (ii) the actual cost of goods and materials used by the Company.

III.4. **Management of the Company.** No Member, unless also a Manager, shall be permitted to take part in the management or control of the business of the Company or transact any business in the name of the Company. A Member, in his or her capacity as such, does not have the power or authority to bind the Company or sign any agreement or document in the name of the Company, or the right to vote or otherwise participate in the management of the Company.

III.5. **Liability of Members.** Each Member's liability shall be limited as set forth in this Agreement, the Act, and any other applicable law. A Member shall not be personally liable for the debts or losses of the Company beyond his or her capital contribution to the Company. If the Act is amended to authorize Company action further eliminating or limiting the personal liability of Members, then the liability of a Member shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or amendment of this provision shall not adversely affect any right or protection of a Member arising prior to such repeal or amendment.

III.6. **Meetings.** Any Member, on not less than five (5) days' advance written notice to the other Members, may call a meeting of the Members to discuss or vote on any matter which is reserved to a vote of the Members hereunder or by law (if any). Such notice shall include a description of the specific purpose of the meeting and any actions proposed to be voted upon by the Members at the meeting. Any Member may attend such meeting by telephone or video conference or by similar communications equipment, provided that all of the Members participating at the meeting can hear each other at the same time. Holders of percentage interests that have not been admitted to the Company as Members pursuant to the terms of this Agreement shall not be entitled to have notice of, or otherwise permitted to attend, meetings of Members, unless written consent to such attendance is given by the holders of not less than seventy-five percent (75%) of the outstanding percentage interests.

III.7. **Voting.** Except as otherwise expressly provided by this Agreement or as otherwise required by the Act or applicable law, each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under this Agreement. Should ALEXANDREA DAY LIVING TRUST own any Units, the voting power for those units will be allocated pro-rata to the other voting members.

III.8. **Consent to Notice by Electronic Transmission.** By their signatures to this Agreement, each Member hereby consents to receive notice by electronic transmission, including but not limited to notice for meetings.

III.9. **Other Activities.** Any Member may engage in or possess interests in unrelated business ventures of any kind or description for its own account. However, a Member may not participate in any business that competes with the Company's current or planned business or products, without the prior written consent of the Company. Neither the Company nor

any of the Members will have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits that they may generate.

III.10. **Pre-emptive Right**.

(a) The Company hereby grants to each Member the right to purchase its pro rata portion of any new Units or other equity securities of the Company (the "New Securities") that the Company may from time to time propose to issue or sell to any Person. The Company shall give written notice of any proposed issuance or sale to the Members within five (5) days following any meeting of the Managers at which any such issuance or sale is recommended. Each Member shall have the right, for a period of fifteen (15) days following the receipt of such notice (the "Pre-emptive Right Option Period"), to elect irrevocably to purchase (the "Pre-emptive Right Election"), at the purchase price set forth in the notice, the amount of New Securities equal to the product of (x) the total number of New Securities to be issued by the Company on the issuance date and (y) a fraction determined by dividing (A) the number of Units owned by such Member immediately prior to such issuance by (B) the total number of Units outstanding on such date immediately prior to such issuance (the "Pre-emptive Units"), by delivering a written notice to the Company. In the event some, but not all, Members make the Pre-emptive Right Election, then the Members who have elected the Pre-emptive Right Election shall have the right, on a proportionate basis, to purchase any such Pre-emptive Units by notifying the Company of such election within the next following 15-day period. Failure by an electing Member to purchase any Pre-emptive Units in accordance with the consideration and timing specified in the Pre-emption Notice shall constitute a rescission of the Pre-emptive Right Election and such electing Member shall have no further right with respect to the issuance of such New Securities.

(b) Exemption from Pre-emptive Rights. The pre-emptive rights provided in Section III.10 above shall not apply to (a) any Units or other equity securities issued in connection with (i) a grant to any existing or prospective consultants, employees, officers or managers (other than current Members), pursuant to an equity-based plan or other compensation agreement (an "equity incentive plan"); (ii) the exercise or conversion of options to purchase Units pursuant to an equity incentive plan; (iii) any merger, consolidation or other business combination involving the Company; or (iv) a Unit split, dividend or any similar recapitalization; or (b) any Units or other equity securities issued or granted to a current Member pursuant to a Company equity incentive plan so long as any Units other equity securities so issued, on an as exercised basis, maintains the relative Percentage Interests of the current Members.

Article IV. MANAGEMENT AND CONTROL OF THE COMPANY.

IV.1. **Management.** The Company shall be governed by one or more Managers. The initial Managers are Alexandrea Day and Mike Lauder. They and all subsequent Managers shall be Members and shall be solely responsible for the management of the Company's

business. They shall possess all rights and powers generally conferred by law and all rights and powers that are necessary, advisable or consistent in connection therewith and with the provisions of this Agreement. If there is more than one Manager, a majority vote of the Managers shall bind all the Managers. The Manager(s) shall also be vested with all specific rights and powers required for or appropriate to the management, conduct or operation of the business of the Company. Except for distributions made to Members as set forth in this Agreement and any fees for specific management services approved by disinterested (i.e. a Manager shall not vote to approve his or her own compensation) Managers, the Managers shall receive no compensation from the Company for their actions taken as Managers pursuant to this Agreement.

IV.2. **Term.** Each Manager shall serve as such until resignation, death or a judicial adjudication of incompetency, or until the remaining Manager(s) select a new Manager, or, if a new Manager is not chosen, until a majority vote of the Members elect a new Manager or Managers at a meeting called by the Members or Manager(s) for such a purpose.

IV.3. **Rights and Powers of Managers.** Rights and powers of the Managers, by way of illustration but not by way of limitation, shall include the right and power to:

(a) Authorize or approve all actions with respect to distribution of funds and assets in kind of the Company; acquire, secure or dispose of investments, including, without limitation, selling and otherwise disposing of assets of the Company, borrowing funds, executing contracts, bonds, guarantees, notes, security agreements, mortgages and all other instruments to effect the purposes of this Agreement; and execute any and all other instruments and perform any acts determined to be necessary or advisable to carry out the intentions and purposes of the Company.

(b) Perform any and all acts necessary to pay any and all organizational expenses incurred in the creation of the Company and in raising additional capital, including, without limitation, reasonable brokers' and underwriters' commissions, legal and accounting fees, license and franchise fees (it being understood that all expenses incurred in the creation of the Company and the commencement of the Company business shall be borne by the Company); and compromise, arbitrate or otherwise adjust claims in favor of or against the Company and to commence or defend against litigation with respect to the Company or any assets of the Company as deemed advisable, all or any of the above matters being at the expense of the Company; and to execute, acknowledge and deliver any and all instruments to effect any and all of the foregoing.

(c) Purchase goods or services from any corporation or other form of business enterprise, including management services at the usual and customary rates prevailing in the management industry from time to time for similar services.

(d) Establish Company offices at such other places as may be appropriate, hire Company employees and consultants, engage counsel and otherwise arrange for the facilities and personnel necessary to carry out the purposes and business of the Company, the cost and expense thereof and incidental thereto

to be borne by the Company.

IV.4. **Devotion of Time.** The Managers shall manage or cause to be managed the affairs of the Company in a prudent and businesslike manner and shall devote such time to the Company affairs as they shall, in their discretion exercised in good faith, determine is reasonably necessary for the conduct of such affairs; provided, however, that it is expressly understood and agreed that the Managers shall not be required to devote their entire time or attention to the business of the Company. In carrying out their obligations, the Managers shall:

(a) Obtain and maintain such public liability, hazard and other insurance as may be deemed necessary or appropriate by the Managers, but in any event in an amount sufficient to replace the building(s), together with improvements, and personal property comprising part of the Company's assets.

(b) Deposit all funds of the Company in one or more separate bank accounts, using such banks or trust companies as the Managers may designate (withdrawals from such bank accounts to be made upon such signature or signatures as the Managers may designate).

(c) Maintain complete and accurate records of all properties owned or leased by the Company and complete and accurate books of account (containing such information as shall be necessary to record allocations and distributions), and make such records and books of account available for inspection and audit by any Member or his or her duly authorized representative (at the expense of such Member) during the regular business hours and at the principal office of the Company.

(d) Prepare and distribute to all Members tax reporting information.

(e) Notify all Members of receipt of any notice of default from any lender, within 10 days after receipt of such notice.

(f) Cause to be filed such certificates and do such other acts as may be required by law to qualify and maintain the Company as a limited liability company under all applicable state laws.

(g) Maintain all books and adhere to the detailed record keeping requirements set forth in Section 8.1 of this Agreement.

IV.5. **Indemnification of Managers.** If the Managers have complied with the duties and standards set forth in this Agreement when carrying out their duties hereunder, the Managers shall not be liable to the Company nor to any Member for their good faith actions or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement.

If the Managers have complied with the duties and standards set forth in this Agreement when carrying out their duties hereunder, the Company does hereby indemnify and hold harmless the Managers and their agents, officers and employees as to third parties against and from any personal loss, liability or damages suffered as a

result of any act or omission which the Managers believed, in good faith, to be within the scope of authority conferred by this Agreement, except for willful or fraudulent misconduct, gross negligence or willful breach of fiduciary duties, but not in excess of the capital contributions of all Members. Notwithstanding the foregoing, the Company's indemnification of the Managers and their agents, officers and employees as to a third party is only with respect to such loss, liability or damage which is not otherwise compensated for by insurance carried for the benefit of the Company. Insurance coverage for public liability, and all other insurance deemed necessary or appropriate by the Managers to the business of the Company, shall be carried in such amounts and of such types as shall be determined by the Managers, subject to Paragraph 4.4(a).

IV.6. **Manager Authority.** No financial institution or any other person, firm or corporation dealing with the Managers shall be required to ascertain whether the Managers are acting in accordance with this Agreement, but such financial institution or such other person, firm or corporation shall be protected in relying upon the deed, transfer or assurance of, and the execution of such instrument or instruments by, the Managers.

IV.7. **Deadlock.** Any deadlocks among the Managers shall be handled in accordance with the dispute resolution provisions in Section 12.6 hereof.

Article V. ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS.

V.1. **Definitions.** When used in this Agreement, the following terms shall have the meanings set forth below:

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d).

"Net Profits" and "Net Losses" shall mean the taxable income or loss of the Partnership, as determined for federal income tax purposes pursuant to Treasury Regulations Section 1.704-1(b)(2), for each fiscal year of the Partnership, taking into account any adjustments necessary in order to comply with Treasury Regulations Section 1.704-1(b)(2)(iv).

"Treasury Regulations" shall mean the final or temporary regulations that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

V.2. Allocations of Net Profit and Net Loss.

(a) **Net Loss.** Net Loss shall be allocated to the Members:

(1) First, in an amount equal to the Net Profit previously allocated to the Members pursuant to Section 5.2(b)(2); and

(2) Thereafter, in an amount equal to each such Member's Capital Contributions, pro rata, in proportion to such Members' respective Capital Contributions.

(3) Notwithstanding the previous sentence, loss allocations to a Member shall be

made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to such Member's share of the Company Minimum Gain. Any loss not allocated to a Member because of the foregoing provision shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of losses under this Section 5.2(a)(3)).

(4) To the extent any Net Loss cannot be allocated without violating the provisions of Section 5.2(a)(3), such Net Loss shall be allocated to the Members in proportion to their Percentage Interests.

(b) **Net Profit.** Net Profit shall be allocated:

(1) First, to the Members in the amount of any Net Loss previously allocated to the Members pursuant to Sections 5.2(a)(3)-(a)(4)., in the reverse order in which such Net Loss was allocated; and

(2) Thereafter, to the Members in proportion to their Percentage Interests.

V.3. **Tax Allocations.** All items of income, gain, loss or deduction of the Company shall be allocated among the Members for federal income tax purposes in a manner consistent with the allocation of the corresponding items to the Members under Sections 5.2 and 5.3 hereof, and all credits of the Company shall be allocated among the Members for federal income tax purposes in accordance with their percentage interests, except as otherwise required by law. Notwithstanding the foregoing, to the extent required by Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, deduction and credit with respect to any property shall, solely for tax purposes (and not for purposes of maintaining the capital accounts hereunder), be allocated among the Members so as to take account of any variation between the adjusted basis of such property for federal income tax purposes and its fair market value. Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended provisions related to or involving IRC Sections 704(b) or 704(c), regulations issued thereunder, or the issuance of interpretations by the Internal Revenue Service or a court, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Company shall, with the consent of a majority of the Membership Interests, shall amend the allocation provisions of this Agreement, on advice of accountants or legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

V.4. **Prorations.** If a Member has not been a Member of the Company for a full fiscal year, or if a Member's Percentage Interest changes during a fiscal year, the Net Profits or Net Losses, as applicable, for the year shall be allocated to the Member based on the period of time for which the Member was a Member or held the applicable Membership Interests.

V.5. **Distribution of Assets by the Company.** The Company shall make periodic distributions of the Company's excess cash funds to the Members from time to time according to their Percentage Interests. It is contemplated that periodic distributions will be made on an annual basis on or before the thirtieth (30) day following the end of each fiscal year.

Subject to applicable law, distributions of cash shall be made only after the Members determine that the Company has adequate cash on hand to satisfy its total liabilities plus the amount that would be needed, if the company were to be dissolved, wound up, and terminated at the time of the distribution, to satisfy the preferential rights upon dissolution, winding up, and termination of members whose preferential rights are superior to those receiving the distribution. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they became due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities.

V.6. **Tax Withholding.** The Company is authorized (i) to withhold from distributions or other payments to a Member any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local tax law and any amounts for which a Member is liable pursuant to Section 8.3(e) and (ii) to pay over any such amounts to the applicable federal, state or local taxing authority to the extent required by applicable law. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to this Section 5.7 (or Section 9.3, as applicable) for all purposes of this Agreement.

V.7. **Tax Distributions.** To the extent that cash is available for distribution, the Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member’s ownership of Units (to the extent not otherwise distributed pursuant to Section 5.5), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member’s ownership of Units calculated (i) as if such Member’s income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company pursuant to Section 5.2 and 5.3 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, “Tax Distributions”). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 5.5 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 5.5.

Article VI. TRANSFER AND ASSIGNMENT OF INTERESTS.

VI.1. **Transfer and Assignment of Interests.** No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Units (collectively, "Transfer") except: (i) with the prior majority approval of the Members, which approval may be given or withheld in the sole discretion of the Members; or (ii) to a revocable living trust for estate planning purposes; provided, however, that in the event of a Member’s death the successor trustee of such trust shall not be entitled to voting rights.

VI.2. **Substitution of Members.** A transferee of Units shall have the right to become a substitute Member only if (i) consent of the Members is given in accordance with Section 6.1, (ii) such person executes an instrument satisfactory to the Members accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with his or her admission as a New Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

VI.3. **Transfers in Violation of this Agreement and Transfers of Partial Membership Interests.** Upon a transfer in violation of this Article VI, the transferee shall not have the right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to receive the share of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the remaining Members, a transfer in violation of this Article VI would cause the termination of the Company under the Code or the Act, in the sole discretion of the remaining Members, the transfer shall be null and void.

Article VII. CONSEQUENCES OF DISSOLUTION EVENTS; BUY-SELL; AND TERMINATION OF MEMBERSHIP INTEREST.

VII.1. **Dissolution Event.** The Company shall not dissolve upon the occurrence of the death, withdrawal, resignation, retirement, incapacity, bankruptcy or dissolution of any Member ("Dissolution Event") unless all of the remaining Members ("Remaining Members") agree to so dissolve within ninety (90) days of the Dissolution Event.

VII.2. **Death.** In the event of a Member's death, the Company and/or the Remaining Members shall have the right to purchase, and if such right is exercised, the deceased Member's personal representative or trustee ("Former Member") shall sell, the Former Member's Units ("Former Member's Units") as provided in this Article VII; ***except, that*** in the event of the death of Alexandrea Day, the Company and/or Remaining Members shall only be entitled to purchase the number of Units as the Company and/or Remaining Members, on the one hand, and the personal representative or trustee of the estate or trust of Alexandrea Day, on the other hand, shall mutually agree; ***provided, however***, that in the event that the trust or beneficiaries of the estate of Alexandrea Day hold Units after her death, such Units shall represent an economic interest only and have no voting rights.

VII.3. **Withdrawal.** Notwithstanding Section 7.1, upon the withdrawal by a Member in accordance with Section 3.2 such Member shall be treated as a Former Member, and, unless the Company dissolves as a result of such withdrawal, the Company and/or the Remaining Members shall have the right to purchase, and if such right is exercised, the Former Member shall sell, the Former Member's Interest as provided in this Article VII.

VII.4. **Purchase Price.** The purchase price for the Former Member's Interest shall be the most recent 409A valuation performed with respect to the Company multiplied by the Former Member's percentage Interest. If no 409A valuation has been done in the 12 months prior to the Transfer, the purchase price shall equal the fair market value of the

Company multiplied by the Former Member's Interest, with the fair market value of the Company being determined by an independent appraiser jointly selected by the Former Member and by Remaining Members holding a majority of the remaining Membership Interests. The Company and the Former Member shall each pay one-half of the cost of the appraisal. Notwithstanding the foregoing, if the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members because of such breach.

VII.5. **Notice of Intent to Purchase.** Within thirty (30) days after the fair market value of the Former Member's Interest has been determined in accordance with Section 7.4, each Remaining Member shall notify all the Members in writing of his or her desire to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to submit a notice within the applicable period shall constitute an election on the part of the Member not to purchase a portion of the Former Member's Interest in the same proportion that the Membership Interest of the Remaining Member bears to the aggregate of the Membership Interests of all of the Remaining Members electing to purchase the Former Member's Interest.

VII.6. **Election to Purchase Less Than All of the Former Member's Interest.** If any Remaining Member elects to purchase none or less than all his or her pro rata share of the Former Member's Interest, then the Remaining Members can elect to purchase more than their pro rata share. If the Remaining Members fail to purchase the entire interest of the Former Member, the Company may purchase any remaining share of the Former Member's Interest. The purchase of a Former Member's interest pursuant to this Article VII may not result in the conveyance of less than 100% of the Former Member's interest.

VII.7. **Payment of Purchase Price.** The Company or the Remaining Members shall pay at the closing one-fifth (1/5) of the purchase price and the balance of the purchase price shall be paid in four equal annual principal installments, and be payable each year on the anniversary date of the closing. The unpaid principal balance shall accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Company and the Remaining Members shall have the right to prepay in full or in part any time without penalty. The obligation of each purchasing Remaining Member, and the Company, as applicable, to pay its portion of the balance due shall be evidenced by a separate promissory note executed by the respective purchasing Remaining Member or the Company, as applicable. Each such promissory note shall be in an original principal amount equal to the portion owed by the respective purchasing Remaining Member or the Company, as applicable. The promissory note executed by each purchasing Remaining Member shall be (i) secured by a pledge of that portion of the Former Member's Interest purchased by such Remaining Member, and (ii) become immediately due and payable upon sale of the Company, a substantial portion of its assets, or transfer of the Remaining Member’s Units.

VII.8. **Closing of Purchase of Former Member's Interest.** The closing for sale of a Former Member's Interest pursuant to this Article VII shall be held at 10:00 a.m. at the principal office of Company no later than sixty (60) days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or Washington legal holiday, then the closing shall be held on the next succeeding business day. At the

closing, the Former Member shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrance) conveying the Former Member's Interest. The Former Member, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

VII.9. **Tag-Along Right.**

(a) In the event that Members holding a majority of Units (the "Disposing Members") shall receive a bona fide offer to purchase their Units (a "Purchase Offer") from a third party unaffiliated with the Disposing Members (the "Third Party Offeror"), which amount to, in the aggregate, a majority of the Units of the Company, and if the Disposing Members decide to accept such Purchase Offer, then, prior to accepting any Purchase Offer, the Disposing Members shall arrange for the proposed third party purchaser to either (i) make, in addition to the Purchase Offer, a bona fide offer to purchase the Units owned by the remaining Members of the Company (collectively the "Tag Members"), or (ii) extend the Purchase Offer to the Tag Members for that proportion of their Units that their Percentage Interests bear to the Disposing Members' Percentage Interests, upon terms no less favorable to the Tag Members than those that apply to the Disposing Members with respect to such Purchase Offer (the "Unit Purchase Offer").

(b) In the event a Unit Purchase Offer is made, the Disposing Members shall give each Tag Member written notice thereof (the "Purchase Offer Notice") specifying: (i) the identity of the Third Party Offeror, (ii) the number of Units that such Tag Member may sell; and (iii) the terms (including the price and the proposed date of consummation thereof) of such Unit Purchase Offer.

(c) Upon receipt of the Purchase Offer Notice, each Tag Member shall have the right (the "Tag-Along Right") to sell that number of Units equal to the product of: (i) the total number of Units proposed to be purchased in the Purchase Offer, the Unit Purchase Offer and similar offers being made to other Members of the Company concurrently with the Purchase Offer; and (ii) a fraction, the numerator of which shall be the number of Units owned by such Tag Member and the denominator of which shall be the number of Units owned by the Disposing Members plus the number of Units owned by all Tag Members who elect to exercise the Tag-Along Right in accordance with this Section VII.9.

(d) The Tag-Along Right may be exercised by a Tag Member by delivery, not later than ten (10) days after receipt of the Purchase Offer Notice, of a written notice (the "Tag-Along Notice") to the Company, which shall state the maximum number of Units that the Tag Member wishes to include in such sale to the Third Party Offeror. The Tag Members shall participate in any purchase specified in the Purchase Offer Notice on the terms set forth therein (or on terms no less favorable to the Tag Members) and as provided in the Tag-Along Notice during the ninety (90) day period following the date of the Purchase Offer Notice. Any purchases pursuant to a Purchase Offer following such ninety (90) day period shall require a new Purchase Offer Notice. At the election of the Company, the Third Party Offeror purchasing Units pursuant to this section shall be subject to all of the terms and conditions of

this Agreement.

Article VIII. ACCOUNTING, RECORDS, REPORTING BY MEMBERS.

VIII.1. **Books and Records.** The books and records of the Company shall be kept with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in Washington all the following:

(a) A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Percentage Interest of each Member;

(b) A copy of the Certificate of Formation and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(e) Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

(f) The Company's books and records, including annual reports, as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

VIII.2. **Reports.** The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (i) such information as is necessary to complete the Member' federal and state income tax returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

VIII.3.Tax Matters for the Company.

(a) The Members holding a majority of the Membership Interests shall select a "Tax Representative," who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code. If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations (including as a "tax matters partner"), the Tax Representative shall also serve in such capacity. The Tax Representative may resign at any time, subject to the provisions of Treasury Regulations Section 301-6223-1. If a Tax Representative ceases to serve as such for any reason, the

Company itself will automatically and immediately become the new (acting) Tax Representative until the holders of a majority of the outstanding Member Units appoint a new Tax Representative.

(b) Except as otherwise provided in this Agreement, the Tax Representative (i) shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations (and any rights, authority, power and obligations applicable to a tax representative under applicable state or local laws), and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity; provided, that the Tax Representative shall not (A) settle any material tax claim or (B) make any material tax election without the consent of holders of a majority of the Membership Interests; and (ii) shall have sole discretion to make any income tax election it deems advisable on behalf of the Company and shall represent the Company in all tax matters to the extent allowed by law. The Tax Representative shall have the authority and responsibility to arrange for the preparation, and timely filing, of the Company's tax returns.

(c) The Tax Representative shall be entitled to reimbursement by the Company for all reasonable costs and expenses incurred by [it][them] in connection with the performance of the obligations hereunder. The Company shall indemnify, defend, and hold the Tax Representative [and the Designated Individual] harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity, provided that Tax Representative [and the Designated Individual] shall not be entitled to indemnification for such costs and expenses if such person has not acted in good faith for a purpose which such person reasonably believes to be in, or not opposed to, the best interests of the Company.

(d) Each Member agrees to provide promptly and to update as necessary at any times requested by the partnership representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with any matter of the Company relating to taxation. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with any tax election by the Company under Section 6221(b) or 6226 of the Code or otherwise, or an audit, claim or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

(e) To the extent the Company is required to pay any taxes (including any penalties or interest associated therewith) as a result of a partnership audit or a notice of final partnership adjustment with respect to a particular fiscal year (or portion thereof), each Member (including any former Members) shall indemnify and hold harmless the Company for such Member's share of applicable taxes, as determined by the partnership representative in its reasonable discretion. To the extent any Member is liable for a share of the taxes (and any penalties or interest associated therewith) with respect to the Company's operations, investments or business, such Member

shall pay such share to the Company promptly following receipt of written notice by the Company of any such share owed.

(f) The Members agree that, if the Company receives a notice of final partnership adjustment from the Internal Revenue Service that would, with the passing of time, result in an "imputed underpayment" imposed on the Company as that term is defined in Code Section 6225, then, any Member may, or may cause the Company (by directing the "partnership representative" or otherwise) to elect pursuant to Code Section 6226, and comply with all of the requirements and procedures required in connection with such election, to make inapplicable to the Company the requirement in Code Section 6225 to pay the "imputed underpayment" as that term is used in that section; provided however, that if any Member objects in writing to such election, and provides an alternative to the Code Section 6226 election that is materially more favorable to such Member and no less favorable to the other Members, then the Company shall in good faith pursue such alternative so long as it can be implemented without jeopardizing the Member's rights to the Code Section 6226 election and so long as the Board determines that such alternative does not impose additional financial or administrative burdens on the Company.

(g) To the extent permitted by applicable law, and at the request of a majority of the Membership Interests, the partnership representative shall elect pursuant to Code Section 6221(b) and comply with all of the requirements and procedures required in connection with such election, to have the provisions of Subchapter C of Chapter 63 of the Code not apply to the Company.

(h) Notwithstanding any provision of this Agreement to the contrary, the obligations and responsibilities of a Member under Section 8.3 shall survive the termination of this Agreement between a Member and the Company.

(i) In the event there are any statutory amendments; temporary, proposed or final Treasury Regulations; any IRS guidance published in the Internal Revenue Bulletin and/or Cumulative Bulletin; any notice, announcement, revenue ruling or revenue procedure or similar authority issued by the IRS; or any other administrative guidance, in each case, interpreting or applying Section 1101 of the Budget Act ("Further Guidance"), the Members shall further amend this Agreement to include such Further Guidance in a manner consistent with this Section 8.3.

Article IX. DISSOLUTION AND WINDING UP.

IX.1. **Conditions of Dissolution.** The Company shall dissolve upon the occurrence of any of the following events:

(a) The dissolution date, if any, specified in the certificate of formation. If a dissolution date is specified in the certificate of formation, the certificate of formation may be amended and the date of dissolution of the limited liability company may be extended by vote of all the members;

(b) The happening of events specified in a limited liability company agreement;

(c) The written consent of all members;

(d) Ninety days following an event of dissociation of the last remaining member, unless those having the rights of transferees in the limited liability company under Wash. Rev. Code Ann. §25.15.131(1) have, by the ninetieth day, voted to admit one or more members, voting as though they were members, and in the manner set forth in Wash. Rev. Code Ann. § 25.15.121(1);

(e) The entry of a decree of judicial dissolution under Wash. Rev. Code Ann. § 25.15.274; or

(f) The administrative dissolution of the limited liability company by the secretary of state under Wash. Rev. Code Ann. § 23.95.610, unless the limited liability company is reinstated by the secretary of state under Wash. Rev. Code Ann. § 23.95.615.

IX.2. **Winding Up.** Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall file, as soon as possible after the occurrence of any event set forth in Section 9.1, a Certificate of Dissolution as set forth in Paragraph 9.5 herein with the Secretary of State which discloses the dissolution of the limited liability company and the commencement of winding up of its business and affairs.

IX.3. **Order of Payment of Liabilities Upon Dissolution.** After determining that all known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive capital account balances, after considering income and loss allocations for the Company's taxable year during which liquidation occurs.

IX.4. **Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member except as provided in Article X.

IX.5. **Certificate of Dissolution.** Upon the completion of the winding up of the Company's affairs, the Company shall file a Certificate of Dissolution with the Washington Secretary of State.

Article X. INDEMNIFICATION.

X.1. Indemnification of Agents. The Company shall indemnify any Member and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee, trustee or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other entity (all such persons being referred to hereinafter a "agent"), to

the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

Article XI. INVESTMENT REPRESENTATIONS.

Each member hereby represents and warrants to, and agrees with, the Members and the Company as follows:

XI.1. **Preexisting Relationship or Experience.** He or she has a preexisting personal or business relationship with the Company or one or more of its officers or controlling persons, or by reason of his or her business or financial experience, or by reason of the business or financial experience of his or her financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, he or she is capable of evaluating the risks and merits of an investment in Company and of protecting his or her own interests in connection with this investment.

XI.2. **No Advertising.** He or she has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interest.

XI.3. **Investment Intent.** He or she is acquiring the Membership Interest for investment purposes for his or her own account only and not with a view to or for sale in connection with any distribution of all or any part of Membership Interest. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.

Article XII. MISCELLANEOUS.

XII.1. **Counsel to the Company.** Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Members may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Washington Lawyers' Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). The Company has initially selected the Law Office of Erin Albanese, PLLC ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member.

XII.2. **Complete Agreement.** This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein, and shall replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Certificate of Formation conflicts with any provision of this Agreement, the Certificate of Formation shall control.

XII.3. **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

XII.4. **Interpretation.** All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

XII.5. **Jurisdiction.** Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Washington in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be affected by service of process by registered or certified mail addressed as provided in Section 12.8 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of Washington.

XII.6. **Dispute Resolution.** Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall first be attempted in good faith to be settled by the relevant parties. If such attempts are not successful, such disputes shall be submitted to mediation by a certified mediator experienced in mediating business disputes. If mediation is not successful, such dispute shall be submitted to the American Arbitration Association for arbitration in King County, Washington. The costs of the arbitration, including any American Arbitration Association administrative fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

XII.7. **Severability.** If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

XII.8. **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include electronic transmission) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

XII.9. **Amendments.** All amendments to this Agreement will be in writing and signed by all of the Members.

XII.10. **Multiple Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

XII.11. **Attorney Fees.** In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section: (a) attorney fees shall include, without limitation, fees incurred in the following: (1) post judgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and (b) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

XII.12. **Remedies Cumulative.** The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

[Signature page follows]

INTENDING TO BE BOUND, all the undersigned have executed this Agreement, effective as of the date written above.

COMPANY:

DocuSigned by:
Alexandrea Day
47F93370D0494C1...

Alexandrea Day, Manager

DocuSigned by:
Michael Lauder
6ED985005DE6461...

Michael Lauder, Manager

MEMBERS:

DocuSigned by:
Alexandrea Day
47F93370D0494C1...

Alexandrea Day

DocuSigned by:
Michael Lauder
6ED985005DE6461...

Michael Lauder

DocuSigned by:
Mark Audino
6CFDF58FFAC24ED...

Mark Audino

DocuSigned by:
Ed Krow
4440F07575ED4D4...

Ed Krow, LLC

DocuSigned by:
Adrian Bubela
27AAD0A7F55C4BE...

Adrian Bubela

Vikas Dhar

DocuSigned by:
Tom Hunden
A0AFEF6F43674EA...

Tom Hunden

Cary Falk

Andy Parratt

DocuSigned by:
Joel Peddle
85BEE093135B47E...

Joel Peddle

Rosette Mansour

DocuSigned by:
John Huffman
3F6DE77061E6421...

John Huffman

EXHIBIT A

PERCENTAGE INTEREST AND ADDRESSES OF MEMBERS OF GENOEMOTE LLC

Member's Name	Member's Address	Member's Units	Member's Percentage Interest
Alexandrea Day	Bellevue, WA	410,000	54.67%
Michael Lauder	Point Pleasant Beach, NJ	93,750	12.50%
Ed Krow, LLC	Lancaster, PA	60,000	8.00%
Mark Audino	Honeoye, NY	52,500	7.00%
Tom Hunden	Seattle, WA	15,000	2.00%
Cary Falk	Bellevue, WA	10,000	1.33%
Vikas Dhar	India	30,000	4.00%
Adrian Bubela	Ukraine	30,000	4.00%
John Huffman	Bellevue, WA	22,500	3.00%
Rosette Mansour	Seattle, WA	22,500	3.00%
Andy Parratt	Woodstock , NY	1,875	0.25%
Joel Peddle	High Point, NC	1,875	0.25%